

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Joshua T. Brumm
President and Chief Executive Officer
Dyne Therapeutics, Inc.
830 Winter Street
Waltham, MA 02451

      Re: Dyne Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed August 25, 2020
           File No. 333-248414

Dear Mr. Brumm:

      We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed August 25, 2020

Business, page 122

1.   We note your response to our prior comment 5 and your continued use of "durable, disease-modifying, functional benefit across multiple indications." Please revise your characterization of the preclinical models to discuss the data from the trial, rather than drawing conclusions from the results.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Crotty at (202) 551-7614 or Jeff Gabor at (202) 551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stuart M. Falber, Esq.